1 Hershey Dr.

Smiths Falls, ON

K7A 0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.79

NEW COLLABORATION JOINS THREE OF THE WORLDS MOST INFLUENTIAL CANNABIS BUSINESSES

Canopy Growth, Organa Brands, Green House Seeds Collaborate to bring New Products to Canadian Market and Beyond

November 17, 2017

SMITHS FALLS, ON, DENVER, CO, AMSTERDAM, NL — Green House Holdings North America Inc. (“Green House”), its affiliate in the Netherlands, GHSC Trading B.V., National Concessions Group Inc. (“Organa Brands”) and Canopy Growth Corporation (“Canopy Growth” or “the Company”) (TSX:WEED), together three of the most storied and successful global cannabis businesses are pleased to announce the planned creation of a collaborative joint venture (the “JV”).

To establish the JV, Canopy Growth will allocate a portion of ownership in ACMPR-licensed Agripharm Corp. (“Agripharm”), a 20,000 sq. ft. indoor growing facility located in Creemore, Ontario, to its new partners. Canopy Growth will retain 40% ownership of Agripharm, while Green House and Organa Brands will own 40% and 20%, respectively, of Agripharm. In exchange for the issuance of shares, Green House and Organa Brands have granted an exclusive, royalty-free licence in Canada to certain proprietary technology, trademarks, genetics, know-how and other intellectual property to Agripharm, subject to compliance with applicable law.

The JV will create a new Canadian home-base for Green House and Organa Brands where they will work together with Canopy Growth to produce cannabis products for the Canadian market. Pursuant to the JV, the Company has the right to purchase all of the cannabis products produced by Agripharm to be exclusively distributed via Canopy Growth’s national channels, subject to limited exceptions. In addition, the Company will sublicense the proprietary technology, trademarks, genetics, know-how and other intellectual property from Agripharm in order to ensure that Canopy Growth is able to satisfy consumer demand across Canada for the suite of Green House and Organa Brands products.

Although Agripharm is focused on the Canadian market, Canopy Growth, Green House, Organa Brands and their respective affiliates will also explore other federally-legal international opportunities as they arise, including with respect to medical research and development opportunities, product distribution platforms, and brick-and-mortar retail locations. Agripharm will not conduct any business in the United States.

“Our business has separated itself from the competition by focusing on brands and products that resonate with people but also because we’ve found creative ways to collaborate with like-minded businesses to increase the breadth of our product offering,” said Mark Zekulin, President, Canopy Growth. “From world-class breeders like our partners DNA Genetics and now Green House Seeds, to sector innovators like Organa Brands, to cultural icons like Snoop Dogg, we work with the best in order to bring the best possible cannabis forward to our customers.”

The JV is expected to close on or about December 1, 2017. Operationally, Canopy Growth will transfer oversight to its new collaborators who will operate a pristine licensed facility with modular growing rooms designed to produce only the very best cannabis flowers.

Green House will oversee day-to-day operations and bring their own expertise into cultivation, while Organa will implement world-class extraction functions as new and novel value-add products become part of the regulatory environment. Canopy Rivers Corporation, a partly-owned subsidiary of Canopy Growth, has also entered into an agreement to provide the JV with up to $20 million in funding for the expansion of the facility in exchange for ongoing royalty payments and a warrant to acquire up to 4% of the issued and outstanding common shares.

“For 30 years Green House Brands has been at the forefront of cannabis legalization by advocating for its normalization and expansion into new territories,” said Arjan Roskam, the founder of Green House Brands. “We’re now operating in four continents (Europe, Africa, South America and North America) and thanks to this new partnership with these two prominent market leaders in the industry, Canopy and Organa Brands, we will create even more opportunities globally to help the world access cannabis in a legal way. This epic move will allow us to maintain our position as a world leader in genetics and cannabis retail, while alerting the cannabis consumer that we will continue striving to make cannabis available worldwide for all medicinal and recreational consumers one day.”

Canopy Growth, Green House, and Organa Brands each bring a unique set of skills that are strategically complementary to one another. Canopy Growth has built an online distribution platform that touches every province and territory in Canada as well as 7 international markets; Green House is a genetic leader that has bred some of the world’s most sought-after strains; and Organa Brands is an extract product innovator. Together, the JV is positioned to take sought after genetics, insert those genetics into consumer-friendly ingestion formats, and put them on stores shelves across the country, and abroad.

“We are incredibly excited about this new partnership—since the inception of Organa Brands, one of the key tenets of our business has been forming smart partnerships with mutually beneficial results. Working with Canopy and Green House has been a surreal moment as we continue to fully recognize the impact of what this deal means for the industry as a whole” said Organa Brands Co-Founder, Jeremy Heidl. “We couldn’t have asked for better partners in Canada and beyond- this new global partnership will prove to be a defining moment for all parties involved.”

Cassels Brock & Blackwell LLP acted as legal counsel to Canopy Growth with respect to the JV, Dentons Canada LLP acted as legal counsel to Green House, and Stikeman Elliott LLP acted as legal counsel to Organa Brands.

For more information on this new partnership click here.

Here’s to Future Growth.

Canopy Growth Contacts:

Jordan Sinclair

Director of Communications

Jordan@canopygrowth.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Organa Brands Contacts:

Jackson D. Tilley

Director of Public Relations & Community Affairs

970.518.6452

Jackson@OrganaBrands.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com

About Green House Holdings North America Inc.

Green House Brands is bringing the most awarded and recognized cannabis brand in the world to the North American market. Established in 1985 in Amsterdam, the Green House Brands portfolio includes five leading marijuana businesses—Strain Hunters, Green House Seed Co., Green House Feeding, Green House Coffee shops & King of Cannabis — as seen on VICE & National Geographic. Green House assets have won the company numerous accolades, including over 40 High Times Cannabis Cups and 200+ awards for top genetics, establishing the company’s leadership in the global cannabis industry. Green House was a pioneer in the development of the European cannabis coffee shop market, where its Green House Coffee shops in the Netherlands and Strain Hunters Clubs in Spain remain market leaders. As Strain Hunters, the company has been featured in documentary series on HBO and VICE, highlighting its globetrotting journeys to find the rarest landrace strains of cannabis. Green House and Strain Hunters media has over 150M views and has one of the most powerful marketing platforms in the industry. Green House enters the rapidly developing legal North American cannabis markets with all of its enterprises. For more information please visit www.greenhousebrands.com

About Organa Brands

Organa Brands revolutionized the cannabis industry with the introduction of supercritical CO2 extracted cannabis oil in 2010 and the introduction of the groundbreaking O.penVAPE device in 2012. Today, the company is home to the world’s largest consumer cannabis brands. After developing O.penVAPE, Bakked, and Organa Labs into world-class brands with nationwide distribution, the company acquired The Magic Buzz, and entered into a joint venture to form District Edibles. Organa Brands sells one of its products every 4 seconds around the world, and has delivered over one billion puffs through its flagship O.penVAPE line. A brand incubator and pioneer in the cannabis space, Organa Brands utilizes its 12 production facilities in 11 states and Jamaica to manufacture its extensive catalog of products. Organa Brands sells its cannabis products in over 1,200 retail locations with ancillary hardware sold in thousands of retailers globally– making it the largest cannabis-oil-based consumer products company in the United States. Agripharm– a joint venture between Organa Brands, Canopy Growth Corporation (TSX: WEED), and the world-renowned Greenhouse Seed Company– ushers in a new era of international distribution for the three brand powerhouses. Organa Brands is committed to dominating the global cannabis market through the marriage of science and technology, all for the benefit of the consumer. For more information, please visit www.OrganaBrands.com

Notice Regarding Forward Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, its subsidiaries or the JV to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include the issuance of additional common shares, the contribution to be made by Green House and Organa Brands, the purchase of cannabis products by Canopy Growth from Agripharm, the Company’s expectations about its positioning and branding in the Canadian market, the Company’s collaborative efforts with Green House and Organa Brands internationally, and the expansion of the Agripharm facility. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with: timelines for expansion, including with respect to construction and Health Canada’s approval process; availability of additional financing; third-party and regulatory approvals; and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this press release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities legislation